UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Builders FirstSource, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	0-51357	52-2084569
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2001 Bryan Street, Suite 1600, Dallas, TX	75201
(Address of Principal Executive Offices)	(Zip Code)

Donald F. McAleenan	(214) 880-3500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Background

Builders FirstSource, Inc., a Delaware corporation formed in 1998, is a leading supplier of building materials, manufactured components and construction services to professional contractors, sub-contractors, and consumers. In this specialized disclosure report, references to the “company,” “we,” “our,” “ours” or “us” refer to Builders FirstSource, Inc. and its consolidated subsidiaries.

Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, requires public disclosure of certain information when a company manufactures or contracts to manufacture products that include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum or tungsten (collectively, the “Conflict Minerals”), that are necessary to the functionality or production of such products. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which, for the period covered by this report, are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

During 2018, we undertook a comprehensive review of the products that we manufacture or contract to have manufactured. This review included an analysis of all of the components utilized in these products to determine (i) which products may contain Conflict Minerals and (ii) the identification of all suppliers from whom we source components that may contain Conflict Minerals. Our senior manufacturing personnel and internal legal counsel were involved with this analysis and approved the scope of the analysis as well as the reasonable country of origin inquiry described below. Based upon this internal review, we determined that certain components utilized in our manufacturing processes or incorporated into our manufactured or contracted to manufacture products likely contained Conflict Minerals that were necessary to the functionality or production of such products.

As a result of this comprehensive product review, we initiated a good faith reasonable country of origin inquiry as required by the Rule. Our inquiry was designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of our manufactured or contracted to manufacture products during the 2018 calendar year originated in any of the Covered Countries and whether any of the Conflict Minerals were from recycled or scrap sources. We adopted the Conflict Minerals reporting template established by the Conflict-Free Sourcing Initiative and sent this template to all suppliers that we identified as potentially supplying us with Conflict Minerals for our manufactured or contracted to manufacture products. All of these suppliers were asked to complete the Conflict Minerals reporting template established by the Conflict-Free Sourcing Initiative and to disclose whether Conflict Minerals were present in the products we purchased from them and, if so, the country of origin of the Conflict Minerals.

We received responses from suppliers that accounted for substantially all of the total components we purchased in 2018 that we determined likely contained Conflict Minerals that were necessary to the functionality or production of products we manufacture or contract to manufacture. We also followed up with those suppliers that failed to timely complete the reporting template or that provided incomplete or inconsistent responses.

All but one of our responding suppliers reported that Conflict Minerals either were not present in the components supplied to us or that the Conflict Minerals contained in such components did not or were not known to originate in any of the Covered Countries. The one responding supplier that did not respond that Conflict Minerals either were not present in the components supplied to us or that the Conflict Minerals contained in such components did not or were not known to originate in any of the Covered Countries, noted that they deal with RMI compliant smelters that are known to source Conflict Minerals from the Covered Countries. However, it is not clear from this supplier’s response or our follow-up with this supplier, whether the Conflict Minerals contained in the components supplied to us by this supplier actually originated from such smelters or the Covered Countries. Based on the response from this supplier, we were unable to determine with certainty that all Conflict Minerals that were necessary to the functionality or production of our manufactured or contracted to manufacture products did not originate in any of the Covered Countries.

Pursuant to the Public Statement issued by the SEC’s Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

This information and our Responsible Supply Chain Policy are publicly available at www.bldr.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BUILDERS FIRSTSOURCE, INC.

By:	/s/ DONALD F. MCALEENAN

Name:	Donald F. McAleenan
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 29, 2019